SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K



02013449

U.S. POST OFFICE
DELAYED

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

RECEIVED
FEB 0 5 2002

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

PROCESSED

FEB 1 3 2002

THOMSON
FINANCIAL

Commission File Number :

1-14676

Date : 9 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By :   ALAN McCULLOCH
      Assistant Secretary

Date of signing : 09 January 2002

RNS Number:9711O
Scottish Power PLC
19 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Ian Russell

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18 or in respect of a
non-beneficial interest

Ian Russell

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Ian Russell

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue
approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of
stock acquired

11 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

3.7475p

13) Date of transaction

14 December 2001

14) Date company informed

17 December 2001

15) Total holding following this notification

86,625

16) Total percentage holding of issued class following this notification

0.0047%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification 19 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Charles Berry

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18 or in respect of a
non-beneficial interest

Charles Berry

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Charles Berry

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue
approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of
stock acquired

11 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

3.7475p

13) Date of transaction

14 December 2001

14) Date company informed

17 December 2001

15) Total holding following this notification

18,766

16) Total percentage holding of issued class following this notification

0.001%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 19 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David Nish

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

David Nish

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

11 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

3.7475p

13) Date of transaction

14 December 2001

14) Date company informed

17 December 2001

15) Total holding following this notification

6,959

16) Total percentage holding of issued class following this notification

0.0004%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 19 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Scottish Power plc

   2) Name of director

   David Nish

   3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Caroline Nish / Spouse of Director

   4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Caroline Nish / Spouse of Director

   5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   Caroline Nish / Spouse of Director

   6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Automatic reinvestment of dividends

   7) Number of shares/amount of stock acquired

   75 Shares

   8) Percentage of issued class

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 19 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Alan Richardson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Alan Richardson

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Alan Richardson

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

3.7025p

13) Date of transaction

14 December 2001

14) Date company informed

18 December 2001

15) Total holding following this notification

7,034

16) Total percentage holding of issued class following this notification

0.0004%

If a director has been granted options by the company please complete the
following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

7) Number of shares/amount of
stock acquired

10 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

3.7475p

13) Date of transaction

14 December 2001

14) Date company informed

17 December 2001

15) Total holding following this notification

27,888

16) Total percentage holding of issued class following this notification

0.0015%

If a director has been granted options by the company please complete the
following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held
following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification 19 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Alan Richardson

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18 or in respect of a
non-beneficial interest

Alan Richardson

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Alan Richardson

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Automatic reinvestment of dividends

7) Number of shares/amount of
stock acquired

316 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

3.7025p

13) Date of transaction

14 December 2001

14) Date company informed

18 December 2001

15) Total holding following this notification

28,204

16) Total percentage holding of issued class following this notification

0.0015%

If a director has been granted options by the company please complete the
following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 19 December 2001
END

RDSEASANFEXFFFE

Wednesday, 19 December 2001 16:10:07
ENDS [nRNSS97110]